1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

LISA R. PRICE

lisa.price@dechert.com
+1 212 649 8795 Direct
+1 212 698 0495 Fax

February 13, 2015

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:                             The Hartford Mutual Funds, Inc. (the “Registrant”) (SEC Files Nos. 333-02381 and 811-07589)

Dear Ms. O’Neal-Johnson:

We are writing in response to comments you provided telephonically to me and Lisa Zeises on February 3, 2015 with respect to the Registrant’s Post-Effective Amendment No. 136, filed on December 19, 2014 relating to The Hartford Global All-Asset Fund (the “Global All-Asset Fund”) and The Hartford Growth Allocation Fund (the “Growth Allocation Fund” and, together with the Global All-Asset Fund, the “Funds”). On behalf of the Registrant, we have reproduced your comments below and provided the Registrant’s responses immediately thereafter. Capitalized terms have the meanings attributed to such terms in the Prospectus.

Comments Generally Applicable to the Registrant

1. Comment:                                          Please provide a completed Annual Fund Operating Expenses table and Expense Example for each Fund in the Registrant’s comment response letter prior to filing the post-effective amendment to the Registration Statements pursuant to Rule 485(b).

Response:                                        The Annual Fund Operating Expenses table and Expense Example for each of the Global All-Asset Fund and the Growth Allocation Fund are attached as Appendix I to this comment response letter.

2. Comment:                                          With respect to the footnote to each Fund’s Annual Fund Operating Expenses table that discusses an expense reimbursement agreement, please move the following language to the portion of the Prospectus that discloses the information required by Item 10 of Form N-1A:

“and shall renew automatically for one-year terms unless the Investment Manager or HASCO, respectively, provides written notice of termination prior to the start of the next term or upon approval of the Board of Directors of The Hartford Mutual Funds, Inc..”

Response:                                        Instruction 3(e) to Item 3 of Form N-1A requires that, where a fund includes additional captions in its expense table relating to an expense reimbursement or fee waiver arrangement, the fund must include in a footnote to the table disclosure regarding the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, as well as a brief description of who can terminate the arrangement and under what circumstances.  The Registrant believes that the discussion of the automatic renewal of the expense reimbursement agreements provides, consistent with Instruction 3(e), information regarding the period for which the expense reimbursement agreements are expected to continue and who can terminate the agreements and under what circumstances.  For this reason, the Registrant respectfully declines to make the proposed change.

3. Comment:                                          To the extent that the Annual Fund Operating Expenses table includes a footnote explaining that “Other expenses” include an administrative services fee paid by the Fund, please consider either disclosing such information in a parenthetical to the “Other expenses” line item or in a sub-caption under “Other expenses,” in accordance with Instruction 3(c)(iii) to Item 3 of Form N-1A.

Response:                                        The Registrant notes that Instruction 3(c)(iii) to Item 3 of Form N-1A permits a fund to subdivide the “Other expenses” line item into no more than three subcaptions that identify the largest expense or expenses comprising “Other expenses.” To the extent that the “Other expenses” line item to a Fund’s Annual Fund Operating Expenses table includes less than three subcaptions, the Registrant will disclose the administrative services fee paid (if any) by the Fund with respect to each share class as a subcaption to the “Other expenses” line item.  However, the Registrant believes that the footnote provides shareholders with important information regarding the maximum percentage of a Fund’s administrative services fee which is included within “Other expenses.” As a result, to the extent the “Other expenses” line item to a Fund’s Annual Fund Operating Expenses table already includes three subcaptions, the Registrant will continue to include the administrative services fee footnote in the Fund’s Annual Fund Operating Expenses table.

4. Comment:                                          Please confirm supplementally that the expenses set forth in the Expense Example reflect the impact of any contractual limitations on operating expenses set forth in the Annual Fund Operating Expenses table and accompanying footnote only for the initial period set forth in the footnote.

Response:                                        The Registrant notes that the second bullet point of the preamble to the Expense Example currently explains that the Expense Examples assume that “[t]he Fund’s operating expenses remain the same (except that the examples reflect the expense limitation arrangements for only the first year).” Accordingly, the Registrant confirms that each Fund’s Expense Example reflects the impact of any contractual limitations on operating expenses set forth in the Fund’s Annual Fund Operating Expenses table and accompanying footnote only for the initial period set forth in the footnote.

Comments Applicable to Specific Series of the Registrant

The Hartford Global All-Asset Fund

5. Comment:                                          Please disclose whether there is a limitation on the market capitalization of the securities in which the Fund may invest.

Response:                                        The Registrant confirms that there is not a limitation on the market capitalization range of securities in which the Fund may invest.  The statutory section of the prospectus states “The equity portion of the Fund will invest primarily in equity securities of companies in a broad range of countries, industries, and market capitalizations worldwide.”

6. Comment:                                          Please disclose the quality and maturity of the fixed-income securities in which the Fund invests.

Response:                                        The Registrant notes that, in the Additional Information Regarding Risks and Investment Strategies section of the Fund’s Prospectus, the Principal Investment Strategy currently states that “[t]he Fund may invest in debt securities of any maturity or duration.”

7. Comment:                                          The Principal Investment Strategy section indicates that “[u]nder normal circumstances, at least 40% (and normally not less than 30%) of the Fund’s net assets will be invested in or exposed to foreign securities or derivative instruments with exposure to foreign securities of at least three different countries outside the United States.” As derivatives will be used to satisfy such policy, please confirm supplementally that the derivative positions will be calculated using market value for all derivatives holdings.

Response:                                        The Registrant confirms that, for purposes of this policy, derivatives positions will be calculated using market value for all derivatives holdings.

8. Comment:                                          Please ensure that the derivatives disclosure in the Fund’s Prospectus is consistent with the SEC Staff’s July 30, 2010 letter to the Investment Company Institute describing derivatives disclosure that should be included in a mutual fund’s prospectus.

Response:                                        The Registrant has reviewed the disclosure and believes that it is consistent with the SEC Staff’s July 30, 2010 letter.

9. Comment:                                          Please include a discussion of the Fund’s strategy to invest in emerging market securities in the Principal Investment Strategy section. Alternatively, please delete “Emerging Markets Risk” from the Main Risks section.

Response:                                        In response to this comment, the Registrant will include a discussion of the Fund’s strategy to invest in emerging market securities in the Principal Investment Strategy section.

10. Comment:                                   If the Fund will sell credit default swaps, please discuss supplementally how the Fund intends to cover its obligations under such swaps. In this regard, the SEC Staff expects that a fund will cover the full notional value of the swap.

Response:                                        If the Fund writes protection by means of a credit default swap, it is the current policy of the Fund to cover the full notional value of the swap agreement.

11. Comment:                                   Please include a discussion of the Fund’s strategy of active trading in the Principal Investment Strategy section. Alternatively, please delete “Active Trading Risk” from the Main Risks section.

Response:                                        In response to this comment, the Registrant will include a discussion of the Fund’s strategy of active trading in the Principal Investment Strategy section.

12. Comment:                                   Please confirm that investments in contingent convertible securities (“CoCos”) is not a principal investment strategy of the Fund.

Response:                                        The Registrant confirms this is not a principal investment strategy of the Fund.

The Hartford Growth Allocation Fund

13. Comment:                                   The Fund’s Principal Investment Strategy section indicates that the Fund invests in a “combination of other Hartford Funds and may also invest in one or more unaffiliated money market funds together the “Underlying Funds).” Please disclose the market capitalization of the securities in which the Underlying Funds invest. If there is no limitation on the market capitalization in which the Underlying Funds may invest, please state that the Underlying Funds may invest in securities of any market capitalization.

Response:                                        The Registrant does not believe that disclosure of the specific market capitalizations of the securities in which each Underlying Fund may invest is necessary because investment in securities of a particular market capitalization is not a principal investment strategy of the Fund.  However, the Registrant will revise the disclosure to include a general description of the market capitalizations of the securities in which the Underlying Funds may invest in the Fund’s Principal Investment Strategy section.

14. Comment:                                   The Fund’s Principal Investment Strategy section indicates that the Fund invests a portion of its assets in fixed income Underlying Funds. Please disclose the quality and maturity of the fixed-income securities in which the Underlying Funds invest.

Response:                                        The Registrant does not believe that disclosure of the specific quality and maturity of the investments of the fixed income Underlying Funds is necessary because investment in securities of a particular quality or maturity is not a principal investment strategy of the Fund.  However, the Registrant will revise the disclosure to include a general description of the quality and maturity of the securities in which the Underlying Funds may invest in the Fund’s Principal Investment Strategy section.

15. Comment:                                   The Main Risks section indicates that:

The Fund is also subject to the risks associated with the Underlying Funds in proportion to its investment and changes in the value of the Underlying Funds may have a significant effect on the net asset value of the Fund.  The risks of the underlying equity funds include risks specific to their strategies, such as small-cap stock risk, value or growth orientation risk, derivatives risk and foreign investments risk, among others, as well as risks related to the equity markets in general.  The risks of the underlying fixed income funds include credit risk, derivatives risk, foreign investments risk, interest rate risk and liquidity risk.

Please include the material risks of investing in the Underlying Funds in the Summary Section of the Fund’s Prospectus.

Response:                                        The Registrant has included in the Main Risks section of the Summary Section of the Fund’s prospectus a summary of any specific risks that the Registrant considers to be “Main Risks” of investing in the Fund based on the types of Underlying Funds in which the Fund invests and the percentage of assets generally allocated to such Underlying Funds. More detailed disclosure of the main risks of investing in the Underlying Funds is included in the Additional Information Regarding Risks and Investment Strategies section of the prospectus.

Sincerely,

/s/ Lisa R. Price

Lisa R. Price

cc:                  Alice A. Pellegrino

Lisa D. Zeises
John V. O’Hanlon

Appendix I

Expense Tables & Expense Examples

The Hartford Global All-Asset Fund

Shareholder Fees

(fees paid directly from your investment)

	Share Classes
	A	C	I	R3	R4	R5	Y
Maximum sales charge (load) imposed on purchases as a percentage of offering price	5.50%	None	None	None	None	None	None
Maximum deferred sales charge (load) (as a percentage of purchase price or redemption proceeds, whichever is less)	None (under $1 million invested)(1)	1.00%	None	None	None	None	None

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	A	C	I	R3(5)	R4(5)	R5(5)	Y
Management fees	0.91%	0.91%	0.91%	0.91%	0.91%	0.91%	0.91%
Distribution and service (12b-1) fees	0.25%	1.00%	None	0.50%	0.25%	None	None
Total other expenses	0.27%	0.25%	0.22%	0.35%	0.31%	0.24%	0.14%
Dividend and interest expenses on short sales(2)	0.03%	0.03%	0.03%	0.03%	0.03%	0.03%	0.03%
Other expenses of the Subsidiary	0.02%	0.02%	0.02%	0.02%	0.02%	0.02%	0.02%
Other expenses	0.22%	0.20%	0.17%	0.30%	0.26%	0.19%	0.09%
Acquired Fund fees and expenses	0.02%	0.02%	0.02%	0.02%	0.02%	0.02%	0.02%
Total annual fund operating expenses	1.45%	2.18%	1.15%	1.78%	1.49%	1.17%	1.07%
Fee waiver and/or expense reimbursement(3), (4)	0.15%	0.13%	0.10%	0.23%	0.24%	0.17%	0.12%
Total annual fund operating expenses after fee waiver and/or expense reimbursement(3), (4)	1.30%	2.05%	1.05%	1.55%	1.25%	1.00%	0.95%

(1)         For investments over $1 million, a 1.00% maximum deferred sales charge may apply.

(2)         Dividend and interest expenses on short sales are based on estimated amounts for the current fiscal year.

(3)         Hartford Funds Management Company, LLC (the “Investment Manager”) has contractually agreed to waive the management fee in an amount equal to the management fee paid to it by the Fund’s wholly owned Cayman Islands subsidiary fund.  This waiver will remain in effect for as long as the Fund remains invested in that subsidiary fund.

(4)         The Investment Manager has contractually agreed to reimburse expenses (exclusive of taxes, interest expenses, brokerage commissions, acquired fund fees and expenses, dividend and interest expenses on short sales and extraordinary expenses) to the extent necessary to maintain total annual fund operating expenses as follows:  1.25% (Class A), 2.00% (Class C), 1.00% (Class I), 1.50% (Class R3), 1.20% (Class R4), 0.95% (Class R5) and 0.90% (Class Y).  In addition, Hartford Administrative Services Company (“HASCO”), the Fund’s transfer agent, has contractually agreed to reimburse any portion of the transfer agency fees over 0.30% of the average daily net assets per fiscal year for all classes.  Each contractual arrangement will remain in effect until February 29, 2016, and shall renew automatically for one-year terms thereafter unless the Investment Manager or HASCO, respectively, provides written notice of termination prior to the start of the next term or upon approval of the Board of Directors of The Hartford Mutual Funds, Inc.

(5)         Other expenses include an administrative services fee paid by the Fund for third party recordkeeping that is payable as a percentage of net assets in the amount of up to: 0.20% (Class R3), 0.15% (Class R4) and 0.10% (Class R5).

EXAMPLE.  The examples below are intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The examples assume that:

•                  Your investment has a 5% return each year

•                  The Fund’s operating expenses remain the same (except that the examples reflect the expense limitation arrangements for only the first year)

•                  You reinvest all dividends and distributions

•                  You pay any deferred sales charge due for the applicable period.

Your actual costs may be higher or lower.  Based on these assumptions, for every $10,000 invested, you would pay the following expenses if you sell all of your shares at the end of each time period indicated:

Share Classes	Year 1	Year 3	Year 5	Year 10
A	$675	$969	$1,285	$2,178
C	$308	$670	$1,158	$2,503
I	$107	$355	$623	$1,389
R3	$158	$538	$943	$2,076
R4	$127	$447	$790	$1,759
R5	$102	$355	$627	$1,405
Y	$97	$328	$578	$1,295

You would pay the following expenses if you did not redeem your shares:

Share Classes	Year 1	Year 3	Year 5	Year 10
A	$675	$969	$1,285	$2,178
C	$208	$670	$1,158	$2,503
I	$107	$355	$623	$1,389
R3	$158	$538	$943	$2,076
R4	$127	$447	$790	$1,759
R5	$102	$355	$627	$1,405
Y	$97	$328	$578	$1,295

The Hartford Growth Allocation Fund

Shareholder Fees

(fees paid directly from your investment)

	Share Classes
	A	B	C	I	R3	R4	R5
Maximum sales charge (load) imposed on purchases as a percentage of offering price	5.50%	None	None	None	None	None	None
Maximum deferred sales charge (load) (as a percentage of purchase price or redemption proceeds, whichever is less)	None (under $1 million invested)(1)	5.00%	1.00%	None	None	None	None

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	A	B	C	I	R3	R4	R5
Management fees	0.13%	0.13%	0.13%	0.13%	0.13%	0.13%	0.13%
Distribution and service (12b-1) fees	0.25%	1.00%	1.00%	None	0.50%	0.25%	None
Total other expenses	0.19%	0.29%	0.17%	0.12%	0.24%	0.19%	0.14%
Administrative services fee	None	None	None	None	0.20%	0.15%	0.10%
Other expenses	0.19%	0.29%	0.17%	0.12%	0.04%	0.04%	0.04%
Acquired Fund fees and expenses	0.83%	0.83%	0.83%	0.83%	0.83%	0.83%	0.83%
Total annual fund operating expenses(2), (3)	1.40%	2.25%	2.13%	1.08%	1.70%	1.40%	1.10%

(1)         For investments over $1 million, a 1.00% maximum deferred sales charge may apply.

(2)         “Total annual fund operating expenses” do not correlate to the ratio of expenses to average net assets that is disclosed in the Fund’s annual report in the financial highlights table, which reflects the operating expenses of the Fund and does not include Acquired Fund fees and expenses.

(3)         Hartford Funds Management Company, LLC (the “Investment Manager”) has contractually agreed to reimburse expenses (exclusive of taxes, interest expenses, brokerage commissions and extraordinary expenses) to the extent necessary to maintain total annual fund operating expenses as follows:  1.50% (Class A), 2.25% (Class B), 2.25% (Class C), 1.25% (Class I), 1.70% (Class R3), 1.40% (Class R4) and 1.10% (Class R5). In addition, Hartford Administrative Services Company (“HASCO”), the Fund’s transfer agent, has contractually agreed to reimburse any portion of the transfer agency fees over 0.30% of the average daily net assets per fiscal year for all classes.  Each contractual arrangement will remain in effect until February 29, 2016, and shall renew automatically for one-year terms thereafter unless the Investment Manager or HASCO, respectively, provides written notice of termination prior to the start of the next term or upon approval of the Board of Directors of The Hartford Mutual Funds, Inc.

EXAMPLE.  The examples below are intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The examples assume that:

•                  Your investment has a 5% return each year

•                  The Fund’s operating expenses remain the same (except that the examples reflect the expense limitation arrangements for only the first year)

•                  You reinvest all dividends and distributions

•                  You pay any deferred sales charge due for the applicable period.

Your actual costs may be higher or lower.  Based on these assumptions, for every $10,000 invested, you would pay the following expenses if you sell all of your shares at the end of each time period indicated:

Share Classes	Year 1	Year 3	Year 5	Year 10
A	$685	$969	$1,274	$2,137
B	$728	$1,003	$1,405	$2,371
C	$316	$667	$1,144	$2,462
I	$110	$343	$595	$1,317
R3	$173	$536	$923	$2,009
R4	$143	$443	$766	$1,680
R5	$112	$350	$606	$1,340

You would pay the following expenses if you did not redeem your shares:

Share Classes	Year 1	Year 3	Year 5	Year 10
A	$685	$969	$1,274	$2,137
B	$228	$703	$1,205	$2,371
C	$216	$667	$1,144	$2,462
I	$110	$343	$595	$1,317
R3	$173	$536	$923	$2,009
R4	$143	$443	$766	$1,680
R5	$112	$350	$606	$1,340